Exhibit 99.1
Concord Medical to Acquire A 52% Equity Interest in Chang’An Hospital
Updates on Progress of CCICC
BEIJING, January 6, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that it has, through its subsidiaries, entered into agreements to acquire a total of 52% equity interest in Chang’An Hospital (the “Hospital”), a licensed full-service private hospital, from certain shareholders of the Hospital for a total consideration of approximately RMB 200 million. The closing of this acquisition is subject to satisfactory due diligence by the Company of the Hospital and relevant government approval.
Concord Medical has been managing Chang’An Hospital under an entrusted management contract since August 2008. In July 2010, Concord Medical formed Chang’An CMS International Cancer Center (“CCICC”), a specialized cancer diagnosis and treatment center consisting of over 300 hospital beds in Xi’an, with the Hospital by acquiring a 52% equity interests in the Hospital’s cancer treatment facilities. The acquisition of a controlling equity interest in the Hospital is driven by robust demand for cancer diagnosis and treatment services in the region. The acquisition furthers the development of CCICC by giving Concord Medical effective control over the full capacity of 1,100 beds in the Hospital. After this acquisition, Concord Medical plans to transform Chang’An Hospital into a full-service hospital with a special focus on cancer diagnosis and treatment services.
“Preliminary operation results at CCICC have been very encouraging.” Dr. Jianyu Yang, director, president and chief executive officer of Concord Medical commented. “We see this acquisition as another step forward toward building our first specialized cancer treatment hospital in China, in which we will be able to serve more patients with better services. We are committed to our strategy of expanding our treatment network while improving operational efficiency and advancing our technologies.”
About Concord Medical
Concord Medical operates the largest network of radiotherapy and diagnostic imaging centers in China in terms of revenues and the total number of centers in operation per available statistics. The Company currently operates a network of more than 111 centers spanning 41 cities and 23 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipments and manages the daily operations of these centers located on its hospital partners’ premises. The Company also provides ongoing training to doctors and other medical personnel in its network of centers to ensure a high level of clinical care for patients.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For investor and media inquiries please contact:
China
Tony Tian
Concord Medical Services
+86-10-5957-5287
tony.tian@cmsholdings.com
Lilian Wong
Brunswick Group, LLC
+86-10-6566-2256
lwong@brunswickgroup.com
U.S.
Nicki Kahner
Brunswick Group, LLC
+1-212-333-3810
nkahner@brunswickgroup.com